UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of a press release issued on March 1, 2016.

Revenues and net income growing strongly:
+17% and +24.2% on an adjusted(3),(5) basis

Investments of more than Euro 1.5 billion over the next three years

•                  Group’s adjusted(3),(5) net sales for 2015: +17% (+5.5% at constant exchange rates(2)) to more than Euro 9 billion

•             Wholesale division’s net sales +12.5% (+6.9% at constant exchange rates(2)) to Euro 3.6 billion

•             Retail division’s adjusted(3),(5) net sales +20.3% (+4.5% at constant exchange rates(2)) to Euro 5.4 billion

•                  Adjusted(3),(5) operating income +22.5% to Euro 1,443 million, adjusted(3),(5) operating margin up to 16.0%

•                  Adjusted(3),(5) net income up by 24.2% to Euro 854 million; adjusted(3),(5) net margin of 9.5%

•                  Free cash flow(3) generation to Euro 768 million

•                  Ordinary dividend increased to Euro 0.89 per share: up by 24% versus the ordinary dividend paid in 2015

Milan, March 1 2016 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today to review the draft statutory financial statements and consolidated financial results for the fiscal year 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Full year 2015(1)

(Millions of Euro)	FY 2014	FY 2015	Change at constant exchange rates(2)	Change at current exchange rates
Group net sales	7,652	8,837	+4.3%	+15.5%
Adjusted(3),(5)	7,699	9,011	+5.5%	+17.0%
Wholesale division	3,194	3,593	+6.9%	+12.5%
Retail division	4,459	5,244	+2.3%*	+17.6%*
Adjusted(3),(5)	4,505	5,418	+4.5%*	+20.3%*
Operating income	1,158	1,376		+18.9%
Adjusted(3),(5)	1,178	1,443		+22.5%
Net income attributable to Luxottica Group stockholders	643	804		+25.1%
Adjusted(3),(5)	687	854		+24.2%
Earnings per share	1.35	1.68		+24.2%
Adjusted(3),(5)	1.44	1.78		+23.3%
Earnings per share in US$	1.79	1.86		+3.7%
Adjusted(3),(5)	1.92	1.98		+3.0%

* The 2015 retail calendar of certain Luxottica subsidiaries was nine days shorter than in 2014(6). Considering the same number of days, the change would have been at constant exchange rates(2) +4.4% and +6.6%, respectively, on a reported and adjusted(3),(5) basis. Change at current exchange rates on this basis would have been +20.0% and +22.7%, respectively, on a reported and adjusted(3),(5) basis.

Fourth Quarter of 2015(1)

(Millions of Euro)	4Q 2014	4Q 2015	Change at constant exchange rates(2)	Change at current exchange rates
Group net sales	1,867	2,015	+2.0%	+7.9%
Adjusted(3),(5)	1,891	2,059	+2.7%	+8.9%
Wholesale division	704	758	+7.1%	+7.7%
Retail division	1,163	1,256	-1.2%*	+8.0%*
Adjusted(3),(5)	1,187	1,301	+0.1%*	+9.6%*
Operating income	210	180		-14.2%
Adjusted(3),(5)	215	213		-1.2%
Net income attributable to Luxottica Group stockholders	88	99		+13.4%
Adjusted(3),(5)	122	120		-1.0%
Earnings per share	0.18	0.21		+12.8%
Adjusted(3),(5)	0.25	0.25		-1.6%
Earnings per share in US$	0.23	0.23		-1.2%
Adjusted(3),(5)	0.32	0.27		-13.8%

* The 2015 retail calendar of certain Luxottica subsidiaries was nine days shorter than in 2014(6). Considering the same number of days, the change would have been at constant exchange rates(2) +7.0% and +8.1%, respectively, on a reported and adjusted(3),(5) basis. Change at current exchange rates on this basis would have been +17.1% and +18.5%, respectively, on a reported and adjusted(3),(5) basis.

-----

Luxottica closed 2015 with new records in sales and earnings, confirming its role as a catalyst in the expansion and evolution of the eyewear market. The power of its brand portfolio, further penetration in developed and emerging markets and its ability to provide unique customer experiences across its retail chains proved to be key drivers for the Group once again. And its vertically integrated business model allowed for continuous improvements in efficiency and service quality.

Adjusted(3),(5) Group sales exceeded Euro 9 billion, with strong organic growth of 17% (+5.5% at constant exchange rates(2)). The Wholesale and Retail divisions both performed well, contributing to full year results with an increase respectively of 12.5% and 20.3% on an adjusted(3),(5) basis (+6.9% and +4.5% at constant exchange rates(2)) over 2014 results.

The Wholesale business gained significant ground globally. On the Retail side, Sunglass Hut once again confirmed its leadership position (total sales up by 24.6% in 2015, +10% at constant exchange rates(2)), as did LensCrafters in North America, with comparable store sales(4) up by 4.3%.

By geographies, Europe and emerging markets drove growth in 2015 with an increase respectively of +7.8% and +14.5% (+6.8% and +13.3% at constant exchange rates(2)). North America also registered excellent results, benefitting from buoyant domestic demand.

Thanks to continuous efforts around efficiency initiatives, adjusted(3),(5) operating income and net income grew in 2015 by more than 20%, bringing the adjusted(3),(5) operating margin and net margin to 16% and 9.5%, respectively. Free cash flow(3) in the 12-month period amounted to Euro 768 million, an excellent result confirming the solidity of the Group’s results. These results put the Group in a position to distribute an ordinary dividend equal to Euro 0.89 per share, 24% higher than the ordinary dividend declared for the 2014 fiscal year.

“This past year has been marked by record sales and profits, intense activity and important achievements. We’re particularly proud of the prestigious collaborations we’ve strengthened with Prada, Burberry, Dolce&Gabbana and Macy’s in North America, and the further market expansion,” commented Leonardo Del Vecchio, Chairman, and Massimo Vian, CEO Product and Operations of Luxottica Group.

“We’re entering a new phase driven by an innovative strategic vision, speed of action and organizational simplicity to consolidate our leadership and its long-term sustainability. In the next three years, we will invest over Euro 1.5 billion to support the Group’s digital transformation, strengthening Operations, expansion into new markets and the constant innovation of products and processes.

Our business model, the Company’s industrial gems, the enriched brand portfolio now with the addition of Valentino, and the retail network expansion give us every advantage we need to grow faster than the eyewear market, which itself is still very young and structurally growing”.

“In 2016, sales growth is expected to be solid, in line if not higher than the past year despite an uncertain macroeconomic environment, with earnings to grow faster than sales”.

Group performance for the full year and fourth quarter 2015(1)

In 2015, the Group delivered adjusted(3),(5) net sales growth of 17% (+5.5% at constant exchange rates(2)) to over Euro 9 billion. Both segments contributed to this increase, with sales up by 12.5% in the Wholesale division and by 20.3% on an adjusted basis(3),(5) in the Retail division (+6.9% and +4.5% at constant exchange rates(2)). The Group also saw stellar increases in e-commerce revenues, which were up by 50%.

The Retail business reported strong results notwithstanding that the fiscal calendar of the division was nine days shorter than in 2014(6), corresponding to approximately Euro 90 million in sales. This difference is a result of the presence of the 53rd week only in the 2014 retail calendar and the Group’s decision to align its retail reporting calendars with its financial reporting calendar which ends on December 31st.

During the fourth quarter of 2015, the Group’s adjusted(3),(5) net sales rose by 8.9% (+2.7% at constant exchange rates(2)) to over Euro 2 billion. Net sales increased by 7.7% for the Wholesale division and by 9.6% for the Retail division on an adjusted basis(3),(5) (+7.1% and +0.1% at constant exchange rates(2)). The Retail division’s fourth quarter results were impacted by the combined effect of the realignment of the financial calendars and the 53rd week(6).

Group adjusted(3),(5) operating income increased by 22.5% to Euro 1,443 million in 2015, with an adjusted(3),(5) operating margin of 16.0%, up by 70 bps from 2014. The adjusted(3),(5) operating margin expanded by 120 bps to 23.9% for the Wholesale division and by 60 bps to 14.7% for the Retail division.

During the fourth quarter of 2015, Group adjusted(3),(5) operating income was Euro 213 million, with an adjusted(3),(5) operating margin of 10.3% (16.4% in the Wholesale division and 11.7% in the Retail division).

Adjusted(3),(5) net income for fiscal 2015 amounted to Euro 854 million, an increase of 24.2% year-over-year, resulting in adjusted(3),(5) EPS (earnings per share) of Euro 1.78 (US$ 1.98 at the exchange rate of €/US$ of 1.1095).

In the fourth quarter of 2015, adjusted(3),(5) net income was Euro 120 million, resulting in adjusted(3),(5) EPS (earnings per share) of Euro 0.25 (US$ 0.27 at the exchange rate of €/US$ 1.0953).

Free cash flow(3) generation was Euro 768 million for the twelve-month period ended December 31, 2015, which takes into account approximately 90 million of tax-related payments incurred in the first half of the year. Net debt(3) as of December 31, 2015 was Euro 1,006 million, with a net debt/adjusted(3),(5) EBITDA ratio of 0.5x.

Geographic segments

In 2015, North America proved to be one of the key growth engines for the Group, with adjusted(3),(5) net sales increasing by 22.9% (+3.7% at constant exchange rates(2)). The Wholesale division’s net sales increased by 25.3% (+6.3% at constant exchange rates(2)). Luxottica’s leading retail chains posted favorable results with comparable store sales(4) rising by 3.9%, including a strong contribution by LensCrafters (+4.3%) and Sunglass Hut (+4.7%), despite the fact that some sun stores were impacted by a slowdown in tourism in the fourth quarter.

Europe contributed to the Group’s overall growth in 2015 with positive results in both the Wholesale and Retail divisions. Increased sales of 7.8% in the region (+6.8% at constant exchange rates(2)) reflect significant improvements recorded particularly in Italy, Spain, Germany, United Kingdom, Eastern Europe and Turkey. The Wholesale division’s results in Europe, up by 5.1% on a year-over-year basis, were enhanced by the growing penetration of the STARS program. The Retail division posted an increase of +24.9% (+17.3% at constant exchange rates(2)), with Sunglass Hut recording double-digit growth in comparable store sales(4) in Continental Europe and net openings of approximately 50 new stores.

The Asia Pacific region closed 2015 with increased net sales of 12.2% (+5.5% at constant exchange rates(2)). The Wholesale division in the region reported net sales increases of 19.7% (+8.6% at constant exchange rates(2)) and the Retail division in the region was up 6.9% (+3.3% at constant exchange rates(2)). Net sales in Asia improved by 24% (+10% at constant exchange rates(2)) driven by Mainland China, Japan, India and Southeast Asia, which benefited from the strong performance of the Wholesale division along with the launch of 42 Sunglass Hut stores between

Mainland China and Thailand during the year. In 2015, comparable store sales(4) of the Retail division in Australia was up by 1.5%.

During 2015, the Group confirmed strong growth trends in Latin America, notwithstanding the devaluation of the Brazilian Real. Sales in the region increased by 7.3% (+15.1% at constant exchange rates(2)), driven by Mexico as well as Chile and Colombia, where the Wholesale division opened two local subsidiaries earlier in the year. In Retail, the Group posted strong comps(4) growth at GMO, particularly in Chile and Peru, which are the chain’s main markets, and at Sunglass Hut in Brazil and Mexico.

Outlook for 2016-2018

For the three-year period 2016-2018, the Group expects continued organic growth and improvements to the already high levels of profitability.

The growth pillars remain unchanged: product quality, strong brands, efficient factories, widespread distribution and an increasingly direct relationship with the end-consumer through retail and e-commerce.

In 2016, the Group expects:

•                  Sales growth: +5-6% at constant exchange rates(2)

•                  Operating income and net income: equal or above 1.5x sales

•                  Net debt/EBITDA ratio range: 0.5x-0.4x

The Group’s current plan to increase investments (approx. 6% of net sales) along with the simplification process currently under way is expected to accelerate growth in 2017 and 2018:

•                  Sales growth: mid-to-high single digit at constant exchange rates(2)

•                  Operating income and net income: over 1.5x sales

§

As a result of the Group’s continuous deleveraging and strong free cash flow generation, the Board of Directors will submit a motion to the General Meeting of Stockholders recommending the distribution of an ordinary cash dividend in the amount of Euro 0.89 per share, equal to 50% of adjusted net income of the Group. The total dividend amount will be approximately Euro 428 million.

§

The Board of Directors will convene the Ordinary and Extraordinary General Meeting of Stockholders on April 29, 2016 to approve the 2015 Statutory Financial Statements and the distribution of the cash dividend along with updates to Articles 12, 19 and 30 of the Company’s By-Laws.

The cash dividend will be payable on May 25, 2016 (the coupon detachment date will be May 23, 2016 pursuant to the Borsa Italiana calendar with a record date of May 24, 2016). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 24, 2016 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in US dollars is expected to be June 2, 2016. The dividend amount in US dollars will be determined based on the €/US$ exchange rate as of May 25, 2016.

The General Meeting of Shareholders will also review the Company’s Compensation Policy.

§

The Board of Directors appointed Mr. Francesco Milleri as a Group’s Director. Mr. Milleri will be tasked with assisting the Executive Chairman in carrying out the various functions associated with his current role.

Francesco Milleri’s profile is available at http://www.luxottica.com/en/francesco-milleri.

§

The Board Of Directors also recommends that at the General Meeting of Stockholders a resolution be adopted approving the buyback of Company shares and subsequent disposal of treasury shares. The authorization covers the purchase of a maximum of 10 million ordinary shares of the Company, representing 2.07% of the share capital. The Company intends to use up to a maximum of Euro 750 million to be withdrawn from its extraordinary reserve.

The share buyback is aimed at: (i) building a portfolio of treasury shares that can be used to replace financial resources for the performance of extraordinary finance transactions; implementing the 2013-2017 Performance Shares Plan, an equity compensation plan under which Luxottica Group shares may be awarded (at no cost) to beneficiaries and/or in connection with other compensation plans utilizing financial instruments that may be approved in the future; and (ii) supporting liquidity and stabilization activities related to the Company’s ordinary shares, facilitating the exchange thereof and backing regular market-related trends.

If approved at the General Meeting of Stockholders, this authorization to purchase treasury shares will be valid until the next general meeting convened to approve the statutory financial statements but will not extend beyond a maximum of 18 months following the date the proposed resolution is adopted at the meeting to be held on April 29, 2016. The Company may buyback shares in one or more tranches under the authorization. Notwithstanding the foregoing, the Company may dispose of treasury shares at any time.

Ordinary shares of the Company will be bought back at a unit price that will be determined from time to time for each transaction, it being understood that this price cannot be greater or less than the reference market price of the Company’s ordinary shares on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. on the day preceding the relevant share purchase, increased or decreased by 10%, respectively.

The shares will be bought back in accordance with one of the operating methods set forth under article 144-bis, paragraph 1 of the regulations adopted by CONSOB in deliberation 11971 dated  May 14, 1999, which will be identified from time to time by the Board of Directors, and on its behalf by the Chairman or the Chief Executive Officer. In any case, any buybacks executed on the market will be carried out in accordance with the methods established by Borsa Italiana S.p.A., which does not permit the direct combination of offers to buy with predetermined offers to sell and, in any case, in compliance with the market practices allowed by CONSOB according to resolution no. 16839 adopted on March 19, 2009 and with further laws and regulations applicable to this type of transaction.

As of the date of this release, the Company holds 3,267,792 treasury shares, including treasury shares that will be granted  as of March 4, 2016 pursuant to the 2013-2017 Performance Shares Plan, of which 238,600 have been purchased by Group under the existing agreement to enhance the market liquidity of Luxottica Group shares announced on June 25, 2015.

§

The Board of Directors, upon the recommendation of the Human Resources Committee, and as a result of Luxottica achieving a combined EPS target for the three-year period 2013-2015 set forth in the 2013 Performance Share Plan adopted on April 29, 2013, assigned a total of 830,054 Luxottica Group ordinary shares to 464 beneficiaries under the Plan. Detailed information on this assignment will be provided pursuant to Article 84bis of the CONSOB Issuers’ Regulations, within the time limit provided by law for the publication of the remuneration report.

§

Results for fiscal year 2015 will be reviewed on March 2, 2016, starting at 8:30 AM GMT/9:30 AM CET (3:30 AM US EST) during a presentation to the financial community in Turin. The presentation will be publicly available via live webcast at: http://www.luxottica.com/en/company/investors.

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts:

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Notes on the press release

(1) Comparisons, including percentage changes, are between the three-month and twelve-month periods ended December 31, 2014 and December 31, 2015, respectively. The full year and fourth quarter of 2014 for some subsidiaries of the Retail division included 53 and 14 weeks, respectively, compared to 52 and 13 weeks in 2015.

(2) Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. For further information, please refer to the attached tables.

(3) EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net sales, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/adjusted EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IFRS. For further information, please refer to the attached tables.

(4) “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) The adjusted data for the three-month and twelve-month periods ended December 31, 2015 (i) does not take into account  a change in the presentation of a component of EyeMed net sales that was previously included on a gross basis and is currently included on a net basis due to a change in the terms of an insurance underwriting agreement (the “EyeMed Adjustment”), resulting in a reduction to net sales on a reported basis of approximately Euro 44.2 million in the fourth quarter of 2015 and approximately Euro 174.3 million in fiscal 2015 and (ii) exclude the costs relating to the Oakley integration project (including minor reorganization activities across the Group) which had a Euro 66.4 million impact on Group operating income and a Euro 49.8 million on Group net income in 2015 and Euro 32.3 million impact on Group operating income and a Euro 20.9 million impact on Group net income in the fourth quarter of 2015. The adjusted data for the twelve-month period ended December 31, 2014 (i) does not take into account the EyeMed Adjustment resulting in a reduction to net sales on a reported basis of approximately Euro 46.6 million; (ii) excludes non-recurring expenses relating to the redundancy payment made to former top management members with a Euro 20 million impact on Group operating income (Euro 14.5 million impact on Group net income); and (iii) excludes Euro 30.3 million of costs related to the tax audit on transfer pricing for the years 2008, 2009, 2010 and 2011.

(6) In 2015, Luxottica subsidiaries that did not reflect a fiscal year end of December 31, primarily in the Retail division, modified their respective reporting calendars in order to better align with Luxottica Group’s financial reporting calendar and that of other subsidiaries in the consolidated Group reporting on a calendar year basis. The fiscal year and fourth quarter of 2014 for some subsidiaries of the Retail division included 53 and 14 weeks, respectively, compared to 52 and 13 weeks in fiscal 2013 and 2015. In a traditional 4-4-5 retail calendar, each fiscal quarter is comprised of two 4-week periods and one 5-week period, with one extra week in one quarter every seven years. Luxottica has eliminated this event commencing in 2015. The Group’s fiscal year 2014 was nine working days longer than fiscal year 2015 corresponding to approximately Euro 90 million sales.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bvlgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers 130 countries and is complemented by an extensive retail network of over 7,000 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and approximately 78,000 employees. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to set and achieve our business objectives and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

— APPENDIX FOLLOWS —

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2015 AND DECEMBER 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2015	2014	% CHANGE

NET SALES	2,014,890	1,867,035	7.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	99,352	87,614	13.4%

BASIC EARNINGS PER SHARE (ADS) (2)	0.21	0.18	12.8%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)	2015	2014	% CHANGE

NET SALES	2,206,909	2,333,420	-5.4%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	108,820	109,500	-0.6%

BASIC EARNINGS PER SHARE (ADS) (2)	0.23	0.23	-1.2%

Notes :	2015	2014
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	480,427,823	477,794,600
(3) Average exchange rate (in U.S. Dollars per Euro)	1.0953	1.2498

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND DECEMBER 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2015	2014	% CHANGE

NET SALES	8,836,578	7,652,317	15.5%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	804,119	642,596	25.1%

BASIC EARNINGS PER SHARE (ADS) (2)	1.68	1.35	24.2%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)	2015	2014	% CHANGE

NET SALES	9,804,183	10,166,103	-3.6%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	892,170	853,689	4.5%

BASIC EARNINGS PER SHARE (ADS)(2)	1.86	1.79	3.7%

Notes:	2015	2014
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	479,553,693	475,947,763
(3) Average exchange rate (in U.S. Dollars per Euro)	1.1095	1.3285

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2015 AND DECEMBER 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2015	% OF SALES	2014	% OF SALES	% CHANGE

NET SALES	2,014,890	100.0%	1,867,035	100.0%	7.9%
COST OF SALES	(670,206)		(619,319)

GROSS PROFIT	1,344,684	66.7%	1,247,716	66.8%	7.8%

OPERATING EXPENSES:
SELLING EXPENSES	(690,556)		(641,734)
ROYALTIES	(38,024)		(37,600)
ADVERTISING EXPENSES	(148,424)		(129,951)
GENERAL AND ADMINISTRATIVE EXPENSES	(287,385)		(228,360)
TOTAL	(1,164,389)		(1,037,644)

OPERATING INCOME	180,295	8.9%	210,071	11.3%	-14.2%

OTHER INCOME (EXPENSE):
INTEREST INCOME	3,223		2,678
INTEREST EXPENSES	(22,092)		(28,895)
OTHER - NET	(3,813)		821

OTHER INCOME (EXPENSES)-NET	(22,681)		(25,396)

INCOME BEFORE PROVISION FOR INCOME TAXES	157,613	7.8%	184,675	9.9%	-14.7%
PROVISION FOR INCOME TAXES	(57,631)		(97,693)

NET INCOME	99,982		86,982
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	99,352	4.9%	87,614	4.7%	13.4%
- NON-CONTROLLING INTERESTS	630	0.0%	(631)	0.0%

NET INCOME	99,982	5.0%	86,982	4.7%	14.9%

BASIC EARNINGS PER SHARE (ADS):	0.21		0.18

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.21		0.18

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	480,427,823		477,794,600

FULLY DILUTED AVERAGE NUMBER OF SHARES	482,504,516		479,550,526

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND DECEMBER 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2015	% OF SALES	2014	% OF SALES	% CHANGE

NET SALES	8,836,578	100.0%	7,652,317	100.0%	15.5%
COST OF SALES	(2,835,426)		(2,574,685)

GROSS PROFIT	6,001,152	67.9%	5,077,632	66.4%	18.2%

OPERATING EXPENSES:
SELLING EXPENSES	(2,778,837)		(2,352,294)
ROYALTIES	(168,669)		(149,952)
ADVERTISING EXPENSES	(589,718)		(511,153)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,087,484)		(906,620)
TOTAL	(4,624,708)		(3,920,019)

OPERATING INCOME	1,376,445	15.6%	1,157,613	15.1%	18.9%

OTHER INCOME (EXPENSE):
INTEREST INCOME	11,190		11,672
INTEREST EXPENSES	(106,439)		(109,659)
OTHER - NET	(3,281)		455

OTHER INCOME (EXPENSES)-NET	(98,530)		(97,533)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,277,914	14.5%	1,060,080	13.9%	20.5%
PROVISION FOR INCOME TAXES	(471,042)		(414,066)

NET INCOME	806,873	9.1%	646,014	8.4%	24.9%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	804,119	9.1%	642,596	8.4%	25.1%
- NON-CONTROLLING INTERESTS	2,753	0.0%	3,417	0.0%

NET INCOME	806,873	9.1%	646,014	8.4%	24.9%

BASIC EARNINGS PER SHARE (ADS):	1.68		1.35

FULLY DILUTED EARNINGS PER SHARE (ADS):	1.67		1.34

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	479,553,693		475,947,763

FULLY DILUTED AVERAGE NUMBER OF SHARES	482,073,361		479,247,190

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2015 AND DECEMBER 31, 2014

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	DEC. 31, 2015	DEC. 31, 2014

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	864,852	1,453,587
ACCOUNTS RECEIVABLE - NET	858,053	754,306
INVENTORIES - NET	833,272	728,404
OTHER ASSETS	272,932	231,397

TOTAL CURRENT ASSETS	2,829,109	3,167,695

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,435,524	1,317,617
GOODWILL	3,596,983	3,351,263
INTANGIBLE ASSETS - NET	1,442,148	1,384,501
INVESTMENTS	65,378	61,176
OTHER ASSETS	105,574	123,848
DEFERRED TAX ASSETS	174,433	188,199

TOTAL NON-CURRENT ASSETS	6,820,040	6,426,603

TOTAL	9,649,148	9,594,297

CURRENT LIABILITIES:
BANK OVERDRAFTS	110,450	151,303
CURRENT PORTION OF LONG-TERM DEBT	44,882	626,788
ACCOUNTS PAYABLE	927,186	744,272
INCOME TAXES PAYABLE	34,179	42,603
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	118,779	187,719
OTHER LIABILITIES	671,424	636,055

TOTAL CURRENT LIABILITIES	1,906,900	2,388,740

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	1,715,104	1,688,415
EMPLOYEE BENEFITS	136,200	138,475
DEFERRED TAX LIABILITIES	277,327	266,896
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	104,508	99,223
OTHER LIABILITIES	91,391	83,770

TOTAL NON-CURRENT LIABILITIES	2,324,529	2,276,778

COMMITMENTS AND CONTINGENCIES:

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	5,412,524	4,921,479
NON-CONTROLLING INTERESTS	5,196	7,300

TOTAL STOCKHOLDERS’ EQUITY	5,417,719	4,928,779

TOTAL	9,649,148	9,594,297

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND DECEMBER 31, 2014

- SEGMENTAL INFORMATION -

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	MANUFACTORING AND WHOLESALE	RETAIL	INTER-SEGMENT TRANSACTIONS AND CORPORATE ADJ.	CONSOLIDATED

2015

NET SALES	3,592,555	5,244,023		8,836,578

OPERATING INCOME	807,213	789,355	(220,124)	1,376,445

% OF SALES	22.5%	15.1%		15.6%

CAPITAL EXPENDITURES	211,023	302,552		513,575

DEPRECIATION AND AMORTIZATION	157,081	231,056	88,751	476,888

2014

NET SALES	3,193,757	4,458,560		7,652,317

OPERATING INCOME	724,539	636,282	(203,208)	1,157,613

% OF SALES	22.7%	14.3%		15.1%

CAPITAL EXPENDITURES	175,573	243,360		418,933

DEPRECIATION AND AMORTIZATION	123,268	181,625	79,103	383,996

LUXOTTICA GROUP

NON-IFRS MEASURES: ADJUSTED MEASURES

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, net sales, cost of sales, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures by excluding expenses related to the integration of  Oakley and other minor projects with an impact on operating income of Euro 66.4 million and an impact on net income of Euro 49.8 million for the twelve-month period ended December 31, 2015 and an impact on operating income of Euro 32.3 million and an impact on net income of Euro 20.9 million for the three-month period ended December 31, 2015. In addition adjusted measures are also affected by a change in presentation of net sales relating to the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Group assumes less reinsurance revenues and less claims expense. The impact of the contract for the twelve-month period ended December 31 2015 was Euro 174.3 million (the “Eyemed Adjustment”) and Euro 44.2 million for the three-month period ended December 31, 2015.

In addition, management has made adjustments to fiscal year 2014 measures as described in the footnotes to the tables that contain such fiscal year 2014 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of certain items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.  Rather, these non/IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these adjusted measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

LUXOTTICA GROUP

NON-IFRS MEASURES:

RECONCILIATION BETWEEN REPORTED AND  ADJUSTED P&L ITEMS

Millions of Euro

	12M 2015						12M 2014
GROUP	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	8,836.6	(2,835.4)	1,853.3	1,376.4	804.1	1.68	7,652.3	(2,574.7)	1,541.6	1,157.6	642.6	1.35

- ADJUSTMENT FOR TERMINATION OF FORMER GROUP CEOs							—	—	20.0	20.0	14.5	0.03

- EYEMED ADJUSTMENT	174.3	(174.3)	—	—	—	—	46.6	(46.6)	—	—	—	—

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS		0.7	66.4	66.4	49.8	0.10

- ADJUSTMENT FOR TAX AUDIT ACCRUAL (2008-2011 tax years)											30.3	0.06

ADJUSTED	9,010.8	(3,009.0)	1,919.7	1,442.8	854.0	1.78	7,698.9	(2,621.3)	1,561.6	1,177.6	687.4	1.44

	12M 2015						12M 2014
WHOLESALE DIVISION	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	3,592.6	(1,375.8)	964.3	807.2	n.a.	n.a.	3,193.8	(1,263.6)	847.8	724.5	n.a.	n.a.

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS		0.3	52.6	52.6

ADJUSTED	3,592.6	(1,375.6)	1,016.9	859.8	n.a.	n.a.	3,193.8	(1,263.6)	847.8	724.5	n.a.	n.a.

	12M 2015						12M 2014
RETAIL DIVISION	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	5,244.0	(1,459.6)	1,020.4	789.4	n.a.	n.a.	4,458.6	(1,311.1)	817.9	636.3	n.a.	n.a.

- EYEMED ADJUSTMENT	174.3	(174.3)	—	—			46.6	(46.6)

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS	—	0.4	8.5	8.5

ADJUSTED	5,418.3	(1,633.4)	1,028.9	797.8	n.a.	n.a.	4,505.1	(1,357.7)	817.9	636.3	n.a.	n.a.

LUXOTTICA GROUP

NON-IFRS MEASURES:

RECONCILIATION BETWEEN REPORTED AND  ADJUSTED P&L ITEMS

Millions of Euro

	4Q 2015						4Q 2014
GROUP	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	2,014.9	(670.2)	304.8	180.3	99.4	0.21	1,867.0	(619.3)	314.0	210.1	87.6	0.18

- ADJUSTMENT FOR TERMINATION OF FORMER GROUP CEOs							—	—	5.0	5.0	3.6	0.01

- EYEMED ADJUSTMENT	44.2	(44.2)	—	—	—	—	23.9	(23.9)	—	—	—	—

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS		0.7	32.3	32.3	20.9	0.04

- ADJUSTMENT FOR TAX AUDIT ACCRUAL (2008-2011 tax years)											30.3	0.06

ADJUSTED	2,059.1	(713.7)	337.1	212.6	120.3	0.25	1,890.9	(643.2)	319.0	215.1	121.6	0.25

	4Q 2015						4Q 2014
WHOLESALE DIVISION	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	758.5	(303.8)	140.2	100.0	n.a.	n.a.	704.2	(281.3)	143.7	109.2	n.a.	n.a.

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS		0.3	24.6	24.6

ADJUSTED	758.5	(303.5)	164.8	124.6	n.a.	n.a.	704.2	(281.3)	143.7	109.2	n.a.	n.a.

	4Q 2015						4Q 2014
RETAIL DIVISION	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	1,256.4	(366.4)	206.6	145.0	n.a.	n.a.	1,162.8	(338.1)	197.6	148.6	n.a.	n.a.

- EYEMED ADJUSTMENT	44.2	(44.2)	—	—			23.9	(23.9)	—	—

- OAKLEY’S INTEGRATION COSTS AND OTHER MINOR PROJECTS	—	0.4	6.8	6.8

ADJUSTED	1,300.6	(410.2)	213.4	151.8	n.a.	n.a.	1,186.7	(362.0)	197.6	148.6	n.a.	n.a.

LUXOTTICA GROUP

NON-IFRS MEASURES: EBITDA AND EBITDA MARGIN

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include them in this presentation in order to:

•         improve transparency for investors;

•         assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•         assist investors in their assessment of the Company’s cost of debt;

•         ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•         properly define the metrics used and confirm their calculation; and

•         share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•         EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•         EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•         EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•         EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•         EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•         EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin.

LUXOTTICA GROUP

NON-IFRS MEASURES:

EBITDA and EBITDA margin

Millions of Euro

	4Q 2014	4Q 2015	FY 2014	FY 2015
NET INCOME/(LOSS)	87.6	99.4	642.6	804.1
(+)
NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST	(0.6)	0.6	3.4	2.8
(+)
PROVISION FOR INCOMING TAXES	97.7	57.6	414.1	471.0
(+)
OTHER (INCOME)/EXPENSES	25.4	22.7	97.5	98.5
(+)
DEPRECIATION AND AMORTIZATION	104.0	124.5	384.0	476.9
(+)
EBITDA	314.0	304.8	1,541.6	1,853.3
(=)
NET SALES	1,867.0	2,014.9	7,652.3	8,836.6
(/)
EBITDA MARGIN	16.8%	15.1%	20.1%	21.0%
(=)

LUXOTTICA GROUP

NON-IFRS MEASURES:

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Millions of Euro

	4Q 2014(1),(2),(3)	4Q 2015 (1),(4)	FY 2014 (1), (2), (3)	FY 2015 (1),(4)

NET INCOME/(LOSS)	121.6	120.3	687.4	854.0
(+)
NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST	(0.6)	0.6	3.4	2.8
(+)
PROVISION FOR INCOMING TAXES	68.8	69.0	389.2	487.6
(+)
OTHER (INCOME)/EXPENSES	25.4	22.7	97.5	98.5
(+)
DEPRECIATION AND AMORTIZATION	104.0	124.5	384.0	476.9
(+)
EBITDA	319.0	337.1	1,561.6	1,919.7
(=)
NET SALES	1,890.9	2,059.1	7,698.9	9,010.8
(/)
EBITDA MARGIN	16.9%	16.4%	20.3%	21.3%
(=)

The adjusted figures :

(1) Include the EyeMed Adjustment. Following the modification of an EyeMed reinsurance agreement with an existing underwriter,the Group assumes less reinsurance revenues and less claims expense. The impact of the contract was Euro 44.2 million and Euro 174.3 million for the three-month and twelve-month periods ended December 31, 2015. The impact was Euro 23.9 million for the three-month period ended December 31,2014 and Euro 46.6 million for the full year of 2014.

(2) Exclude costs for the tax audit relating to Luxottica S.r.l. (2008-2011 tax years) of approximately Euro 30 million in 2014.

(3) Excude non-recurring costs related to the termination of the former Group CEOs with a Euro 20 million impact on operating income and a Euro 14.5 million adjustment to net income for the  three-month periods  ended December 31, 2014. Euro 5  million impact  on operating income and Euro 3,6 million adjustment to net income for the twelve-month periods ended December 31, 2014.

(4) Exclude the costs related to the integration of Oakley and other minor projects with an impact on operating income of Euro 66.4 million and an impact on net income of Euro 49.8 million for the twelve-month period  ended December 31, 2015 and an impact on operating income of Euro 32.3 million and an impact on net income of Euro 20.9 million for the three-month period ended December 31, 2015.

LUXOTTICA GROUP

NON-IFRS MEASURES: NET DEBT TO EBITDA RATIO

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include them in this presentation in order to:

•                                         improve transparency for investors;

•                                         assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                                         assist investors in their assessment of the Company’s cost of debt;

•                                         ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                                         properly define the metrics used and confirm their calculation; and

•                                         share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                                         EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                                         EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                                         EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                                         EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                                         EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                                         EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                                         The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding pages.

LUXOTTICA GROUP

NON-IFRS MEASURES:

NET DEBT AND NET DEBT/EBITDA

Millions of Euro

	DECEMBER 31, 2015		DECEMBER 31, 2014

LONG-TERM DEBT (+)	1,715.1		1,688.4

CURRENT PORTION OF LONG TERM DEBT (+)	44.9		626.8

BANK OVERDRAFTS (+)	110.5		151.3

CASH (-)	(864.9)		(1,453.6)

NET DEBT (=)	1,005.6		1,012.9

EBITDA	1,853.3		1,541.6

NET DEBT/EBITDA	0.5	x	0.7	x

NET DEBT @ AVG. EXCHANGE RATES (1)	991.9		984.3

NET DEBT @ AVG. EXCHANGE RATES (1)/EBITDA	0.5	x	0.6	x

Notes:

(1)  Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

LUXOTTICA GROUP

NON-IFRS MEASURES:

NET DEBT AND NET DEBT/ADJUSTED EBITDA

Millions of Euro

	DECEMBER 31, 2015 (2),(b)		DECEMBER 31, 2014 (2),(a)

LONG-TERM DEBT (+)	1,715.1		1,688.4

CURRENT PORTION OF LONG TERM DEBT (+)	44.9		626.8

BANK OVERDRAFTS (+)	110.5		151.3

CASH (-)	(864.9)		(1,453.6)

NET DEBT (=)	1,005.6		1,012.9

EBITDA ADJUSTED	1,919.7		1,561.6

NET DEBT/LTM ADJUSTED EBITDA	0.5	x	0.6	x

NET DEBT @ AVG. EXCHANGE RATES (1)	991.9		984.3

NET DEBT @ AVG. EXCHANGE RATES (1)/LTM ADJUSTED EBITDA	0.5	x	0.6	x

Notes:

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures

(2) Adjusted figures exclude:

(a) The non-recurring expenses related to the departure of the former Group CEOs with an approximately Euro 20 million impact on operating income and Euro 14.5 million impact on net income; and

(b) costs related to the integration of Oakley and other minor projects with an impact of Euro 66.4 million on operating income and Euro 49.8 million impact on net income

LUXOTTICA GROUP

NON-IFRS MEASURES: FREE CASH FLOW

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include it in this presentation in order to:

•                               Improve transparency for investors;

•                               Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                               Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                               Properly define the metrics used and confirm their calculation; and

•                               Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                               The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                               Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•                               Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding page.

LUXOTTICA GROUP

NON-IFRS MEASURES:

FREE CASH FLOW

Millions of Euro

	FY 2015	4Q 2015

ADJUSTED EBITDA (1)	1,920	337

Δ WORKING CAPITAL	31	158

CAPEX	(514)	(181)

OPERATING CASH FLOW	1,437	314

FINANCIAL CHARGES (2)	(95)	(19)

TAXES	(566)	(216)

EXTRAORDINARY CHARGES (3)	(8)	(7)

Free cash flow	768	73

Notes:

(1) Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2) Equals interest income minus interest expense

(3) Equals extraordinary income minus extraordinary expense

Major currencies

Average exchange rates	Three months ended	Twelve months ended	Three months ended	Twelve months ended
per € 1	December 31, 2015	December 31, 2015	December 31, 2014	December 31, 2014

US$	1.09527	1.10951	1.24980	1.32850

AUD	1.52051	1.47766	1.45962	1.47188

GBP	0.72203	0.72585	0.78911	0.80612

CNY	7.00033	6.97333	7.68240	8.18575

JPY	132.95185	134.31402	142.75391	140.30612

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Stefano Grassi
Date: March 1, 2016		STEFANO GRASSI
Chief Financial Officer